Exhibit 99.5

Getty Copper Inc.		+
Please return completed form to: Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

☐		☐
	Interim Financial Statements		Annual Financial Statements
	Mark this box if you would like to		Mark this box if you would NOT like
	receive Interim Financial		to receive the Annual Financial
	Statements by mail.		Statements by mail.

Financial Statements Request Form

If you would like to receive interim financial statements and associated Management Discussion and Analysis or would NOT like to receive the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt.	Street Number	Street Name

City	Prov / State	Postal Code / ZipCode

GTYQ	3 L T E	+